Erin M. Lett To Call Writer Directly: +1 202 389 3353 erin.lett@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

December 15, 2022

By EDGAR United States Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549 Attn: John Lee and Lisa Larkin

Re:	Eagle Point Income Company Inc. Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384

Dear Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384 (the “Registration Statement”), in various telephone calls between the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the applicable response. Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in the Registration Statement.

1.          Please confirm that BRPC II has received a no objections letter from FINRA in connection with the proposed offering.

Response:

The Company confirms that BRPC II has received a no objections letter from FINRA in connection with the proposed offering.

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United States Securities and Exchange Commission December 15, 2022 Page 2

2.         Please confirm that, in connection with the transactions contemplated by the Purchase Agreement, the Adviser will not make a true-up contribution to the Company in order to ensure that the net proceeds to the Company represents a sales price at or above the Company’s then current net asset value per share.

Response:

The Company confirms that, in connection with the transactions contemplated by the Purchase Agreement, the Adviser will not make a true-up contribution to the Company in order to ensure that the net proceeds to the Company represents a sales price at or above the Company’s then current net asset value per share.

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If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett

Erin M. Lett

cc:	Thomas P. Majewski, Eagle Point Income Company Inc. Nauman Malik, Eagle Point Income Company Inc. William J. Tuttle, Kirkland & Ellis LLP